Exhibit 1

FOR IMMEDIATE RELEASE

7 December 2018

ANNOUNCEMENT

WPP plc (“WPP”)

Executive Performance Share Plan (“EPSP”) Awards

The EPSP is WPP’s long term incentive scheme approved by share owners at the 2013 Annual General Meeting. Participating in the scheme for the 2018-22 performance period are the two WPP executive directors. The 2018 awards are subject to three equally weighted performance conditions, being relative Total Shareholder Return (“TSR”), Earnings per Share (“EPS”) and Return on Equity (“ROE”). Performance is measured over the five financial years from 2018 to 2022. The target ranges remain unchanged from 2017 and are as disclosed in the 2017 Annual Report.

On 6 December 2018, awards were granted to the executive directors under the EPSP. The awards were granted as nil cost options, which are exercisable over WPP shares or ADRs and also incorporate dividend awards. The extent to which the options will become exercisable in 2022 will depend on WPP’s performance, as described above, over five years from 1 January 2018 to 31 December 2022.

The 2018 EPSP awards were granted as follows:

Director	Number of shares (nil cost options)
Mr Mark Read	396,617 WPP Shares
Mr Paul Richardson	293,140 WPP Shares in the form of 58,628 WPP ADRs

WPP recently announced that Mr Richardson has decided to retire from the company in 2019. Mr Richardson’s 2018 EPSP will be treated in line with the EPSP Rules on retirement, which provide for pro-rated vesting, on the normal vesting date, dependent on the performance conditions, as described above.

At today’s date, Mr Read’s holding in WPP is 139,487 ordinary shares and Mr Richardson’s holding in WPP is the equivalent of 1,068,240 ordinary shares (all being in WPP ADRs).

Contact:

Chris Wade, WPP

+44 (0)20 7408 2204

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634